Exhibit 12.1

	Year Ended December 31,					Three Months Ended
	2004	2005	2006	2007	2008	March 31, 2009
Ratio of Earnings to Fixed Charges
Including Interest on Deposits (1)	2.21	1.95	1.72	1.58	1.50	1.59
Excluding Interest on Deposits (2)	3.42	2.93	2.89	2.78	2.41	2.49

a Net Income	30,767	33,205	32,851	28,381	23,964	6,388
b Income Taxes	13,623	15,121	14,759	8,791	6,551	1,767
c Minority Interest	1,072	—	—	—	—	—
d Interest Expense on Deposits	18,925	25,758	40,793	43,639	38,896	8,407
e Interest Expense on Borrowings*	17,872	24,060	24,245	19,916	20,030	5,015
f Rent Expense	898	978	948	1,019	1,662	445

*	Interest expense on borrowings reflects amortization.

(1)	(a+b+c+d+e+f)/(d+e+f)

(2)	(a+b+c+e+f)/(e+f)

	Year Ended December 31,					Three Months Ended
	2004	2005	2006	2007	2008	March 31, 2009
Ratio of Earnings to Combined Fixed Charges and Preferred Dividends
Including Interest on Deposits (1)	2.21	1.95	1.72	1.58	1.50	1.43
Excluding Interest on Deposits (2)	3.42	2.93	2.89	2.78	2.41	1.96

a Net Income	30,767	33,205	32,851	28,381	23,964	6,388
b Income Taxes	13,623	15,121	14,759	8,791	6,551	1,767
c Minority Interest	1,072	—	—	—	—	—
d Interest Expense on Deposits	18,925	25,758	40,793	43,639	38,896	8,407
e Interest Expense on Borrowings*	17,872	24,060	24,245	19,916	20,030	5,015
f Dividends on Preferred Shares**	—	—	—	—	—	1,498
g Rent Expense	898	978	948	1,019	1,662	445

*	Interest expense on borrowings reflects amortization.

**	Represents preferred stock dividends and accretion on preferred stock, divided by 1 minus the effective tax rate of the Company at March 31, 2009.

(1)	(a+b+c+d+e+g)/(d+e+f+g)

(2)	(a+b+c+e+g)/(e+f+g)